
05043481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
AUG 25 2005
WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2004 (MM/DD/YY) AND ENDING 6/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INLAND SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 BUTTERFIELD ROAD
(No. and Street)

OAK BROOK	ILLINOIS	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CATHERINE LYNCH — 630 218-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. WACKER DRIVE	CHICAGO	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, CATHERINE L. LYNCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INLAND SECURITIES CORPORATION, as of ------------------------- JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public


OFFICIAL SEAL
SANDRA L PERION
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/03/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder
Inland Securities Corporation:

We have audited the accompanying statement of financial condition of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) as of June 30, 2005, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Inland Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland Securities Corporation as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

July 15, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

June 30, 2005

Assets

Cash and cash equivalents	$	23,107,600
Commissions receivable		8,887,993
Mortgage note receivable (note 6)		450,000
Interest receivable		96
Warrants (note 5)		825
Common stock (note 5)		15,600
Other assets		121,338
Total assets	$	32,583,452

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	11,004,760
Accounts payable and accrued expenses		297,302
Income tax payable		2,862,562
Total liabilities		14,164,624
Stockholder's equity: (note 2)		
Common stock, $.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		6,802,253
Retained earnings		11,616,565
Total stockholder's equity		18,418,828
Total liabilities and stockholder's equity	$	32,583,452

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended June 30, 2005

Revenues:		
Commissions (note 3)	$	281,407,728
Interest and other income		176,404
Total revenues		281,584,132
Expenses:		
Commissions		249,603,220
Employee compensation and benefits		5,017,480
Other operating expenses		4,339,361
Total expenses		258,960,061
Income before income taxes		22,624,071
Income tax expense		(9,027,004)
Net income	$	13,597,067

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Stockholder's Equity

Year ended June 30, 2005

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at June 30, 2004	$	10	6,802,253	519,498	7,321,761
Dividends paid		—	—	(2,500,000)	(2,500,000)
Net income		—	—	13,597,067	13,597,067
Balance at June 30, 2005	$	10	6,802,253	11,616,565	18,418,828

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended June 30, 2005

Cash flows from operating activities:		
Net income	$	13,597,067
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		29,556
Write-off of warrants		825
Changes in assets and liabilities:		
Increase in interest receivable		(49)
Increase in commissions receivable		(4,341,996)
Increase in commissions payable		3,800,458
Increase in accounts payable and accrued expenses		33,582
Increase in income tax payable		1,527,004
Net cash flow provided by operating activities		14,646,447
Cash flows from investing activities:		
Purchase of other assets		(81,427)
Principal reduction of mortgage notes receivable		178,352
Net cash flow provided by investing activities		96,925
Cash flows used in financing activities:		
Dividends paid		(2,500,000)
Net cash flow used in financing activities		(2,500,000)
Net increase in cash and cash equivalents		12,243,372
Cash and cash equivalents at beginning of year		10,864,228
Cash and cash equivalents at end of year	$	23,107,600

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC) is the sole stockholder. The Inland Group, Inc. (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates. A description of significant accounting policies follows:

Commissions

In connection with the marketing of investment programs, commissions are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions are earned and the related expense is incurred at the time the third-party investment is accepted by the offering party.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Common Stock and Warrants

The Company's investment in common stock and warrants are reported in the statement of financial condition at cost, which approximates fair value.

Income Taxes

The Company is included in the consolidated Federal and combined unitary state income tax returns of Inland.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At June 30, 2005, the Company had net capital and net capital requirements of $16,799,628 and $944,308, respectively. The Company's ratio of aggregate indebtedness to net capital was approximately 0.84 to 1.

(3) Related-party Transactions

Commission income of $281,407,728 was derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager.

The Company is charged direct costs for specific legal, payroll processing, information technology services, and certain other administrative services performed by administrative departments of IREIC. Such amounts totaled approximately $52,380 for the year ended June 30, 2005. In addition, the Company paid rent to IREIC of approximately $15,276 for the year ended June 30, 2005. In the opinion of management, the aforementioned administrative costs and rent are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own account.

(4) Income Taxes

The Company is party to a tax sharing agreement which provides that income tax expense or benefit be reflected on a separate company basis. There were no deferred tax assets or liabilities as of June 30, 2005. The Company incurred $9,027,004 in income tax expense for the year ended June 30, 2005. Income tax expense from operations for the year ended June 30, 2005 differs from "expected" tax loss (computed by applying the U.S. Federal income tax rate of 34% to pretax income) principally due to the effect of state and local income tax benefits (net of Federal effect).

(5) Warrants and Common Stock

In April 2000, the members of the National Association of Securities Dealers, Inc. (NASD) approved a restructuring and recapitalization of the NASD. In accordance with the restructuring and recapitalization, the Company purchased 300 warrants at $11.00 per warrant from the NASD. The warrants allow the Company to purchase 4 shares of common stock for each warrant exercisable in 4 annual tranches, which began on June 28, 2002. The Company elected not to purchase the shares of common stock for the annual tranche exercisable during the fiscal year 2005, and as such, wrote off $825 during 2005, representing the carrying value of such warrants.

In December 2000, the Company purchased 1,200 shares of common stock at $13.00 per share from the NASD. This investment is accounted for using the cost method.

(Continued)

INLAND SECURITIES CORPORATION
(A Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

June 30, 2005

(6) Mortgage Notes Receivable

In March 2003, IREIC made a capital contribution to the Company by a transfer of two mortgage notes receivable. The principal balance of the receivables at the time of contribution totaled $866,704.

The first note represents an amount due from a partnership in which IREIC is the general partner. This note is payable in full on August 31, 2005. This note provides for the payment of interest equal to a rate of 10.5% per annum on the unpaid principal balance of the note. The payment of such interest is contingent upon the occurrence of certain events, as defined in the note agreement. Interest on this note has been fully reserved. The principal balance at June 30, 2005 is $450,000. This receivable is secured by the related underlying property.

The second note bears interest at 8%, which is paid on a monthly basis. A principal payment in the amount of $128,352 was paid on October 1, 2004, upon maturity of the note, to bring the principal balance to zero. The Company earned interest income of $3,480 from the mortgage note receivable during the year ended June 30, 2005.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Inland Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

July 15, 2005

Schedule

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

June 30, 2005

Net capital:		
Stockholder's equity	$	18,418,828
Deductions:		
Nonallowable assets:		
Commissions receivable		1,031,341
Mortgage note receivable		450,000
Interest receivable		96
Warrants		825
Common stock		15,600
Other assets		121,338
Total deductions		1,619,200
Net capital		16,799,628
Minimum capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		944,308
Excess net capital	$	15,855,320
Aggregate indebtedness – total liabilities	$	14,164,624
Ratio of aggregate indebtedness to net capital		0.84 to 1

Note 1: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of June 30, 2005 filed by Inland Securities Corporation in its Form X-17a-5 with the National Association of Securities Dealers, Inc.

See accompanying independent auditors' report.